Exhibit 99.1

ELBIT IMAGING ANNOUNCES FILING OF DRAFT PROSPECTUS FOR ITS
SUBSIDIARY ELBIT MEDICAL LTD. FOR FLOAT ON TEL AVIV STOCK EXCHANGE

Tel Aviv, March 16, 2010, Elbit Imaging (NASDAQ: EMITF) (“Elbit Imaging” “Company”) announced today that its wholly-owned subsidiary, Elbit Medical Ltd., has filed today a draft prospectus (the "Prospectus"), with the Israel Securities Authority, in respect of its proposed initial public offering of shares on the Tel Aviv Stock Exchange.

Upon the issuance of the Prospectus, the Company will hold its medical holdings and bio-tech (InSightec – approximately 62%, and Gamida Cell – approximately 27%; both on a fully diluted basis) through Elbit Medical Ltd., which was formed as part of the Company's ongoing restructuring and streamlining of business activities throughout the Company's divisions.

The shares offered in the IPO will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any shares.

About InSightec

InSightec has developed Magnetic Resonance guided, high-powered Focused Ultrasound technology for non-invasive surgical treatment of cancerous growths inside the body. The belief is that in the future every hospital will establish a non-invasive surgery room next to the traditional invasive one. In light of this, the company decided to act and develop cancer related applications in a wide range of fields. The company is at advanced stages of research and development for a number of cancer related therapies, including brain, breast, liver and prostate. For more information, please visit: http://www.insightec.com/

About Gamida Cell

Gamida Cell Ltd. is a world leader in stem cell expansion technologies and therapeutic products. The company is developing a pipeline of products in stem cell transplantation and in tissue regeneration to effectively treat debilitating and often fatal illnesses such as cancer, hematological, autoimmune and ischemic diseases. Gamida Cell’s therapeutic candidates contain populations of adult stem cells, selected from non-controversial sources such as umbilical cord blood, which are expanded in culture.  Gamida Cell’s flagship product, StemEx, is now being studied as a therapy, for patients with blood cancers who cannot find a family related matched bone marrow donor, in an international phase III trial at leading transplant centers in the U.S., Europe and Israel. StemEx has orphan drug designation in the U.S. and in Europe with 7-10 years market exclusivity, in addition to long term patent protection. For more information, please visit: www.gamida-cell.com. For information regarding the ExCell study: www.stemexstudy.com.

About Elbit Imaging Ltd.

The activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities - (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form  20-F for the fiscal year ended December 31, 2008 and the draft prospectus referred to in this press release, under the caption “Risk Factors.” In addition, the proposed IPO is subject to risks facing any public offering, including without limitation, general economic conditions, the conditions of the capital markets, the interest level of investment banks and investors in the IPO and the performance of our businesses.  Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel:+972-3-6086024	Tel:+972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054